MGE ENERGY®

2003 Summary Annual Report

PE 12-31-03



Power of Working Together

Dividends • Growth • Reliability • Solid Performance • Service • Innovation • Environmental Responsibility


2003
Summary Annual Report
The Power
of Working Together

Contents

About the Cover

At MGE Energy and Madison Gas and Electric Co., we take seriously our responsibility to provide reliable service to customers, be a good neighbor in our communities and earn competitive returns for investors. We listen to customers and concerned citizens. We care about the environment. We partner with government, business and community organizations to achieve mutual goals. This report reflects many ways that working together produced powerful results for our customers, communities and investors.

MGE ENERGY

www.mgeenergy.com

MGE Energy (MGEE)

MGE Energy is an investor-owned public utility holding company headquartered in Madison, Wisconsin. MGE Energy is the parent company of Madison Gas and Electric Co. The utility provides highly reliable natural gas and electric service and promotes economic development in south-central and western Wisconsin. Assets total nearly $722 million. 2003 revenue exceeded $401 million. See the MGE Energy Corporate Profile on page 21.

2003 Highlights

MGE Energy (MGEE)

Year at a Glance
(Thousands, except per-share amounts)

	2003	2002	Increase/ (Decrease)	Change
Operating Revenues	$ 401,547	$ 347,096	$ 54,451	15.7%
Net Income	$ 30,640	$ 29,193	$ 1,447	5.0%
Basic and Diluted Earnings Per Share	$ 1.71	$ 1.69	$ 0.02	1.2%
Dividends Per Common Share	$ 1.35	$ 1.34	$ 0.01	0.7%
Dividend Payout Ratio	78.9%	79.3%	(0.4%)	(0.5%)
Average Shares Outstanding	17,894	17,311	583	3.4%
Shares Outstanding at Year End	18,344	17,575	769	4.4%
Return on Average Common Equity	12.2%	12.7%	(0.5%)	(3.9%)
Book Value Per Share	$ 14.53	$ 13.47	$ 1.06	7.9%
Market Price *(Dec. 31)*	$ 31.45	$ 26.77	$ 4.68	17.5%
Total Market Value *(Dec. 31)*	$ 576,919	$ 470,483	$ 106,436	22.6%
Total Assets	$ 721,687	$ 639,813	$ 81,874	12.8%
Total Electric Sales *(KWh)*	3,182,319	3,158,411	23,908	0.8%
Total Gas Deliveries *(therms)*	230,359	225,094	5,265	2.3%


Cumulative Five-Year
Total Return Comparison
(assumes dividends reinvested)
$183
$141
$116
$100
1998
1999
2000
2001
2002
2003
MGEE
Russell 2000
EEI Index


MGEE Five-Year Investment Growth
$183
$38
$45
$100
1998
1999
2000
2001
2002
2003
Initial Investment
Dividend Appreciation
Price Appreciation

For detailed financial information, see the 2003 MGE Energy Form 10-K.

To Our Shareholders





Our community energy company, Madison Gas and Electric Co., has a long and proud tradition of working with others. Over the years, we have partnered with businesses, government, the university and many other organizations to make a difference in the quality of life in our communities. This report illustrates how the power of working together produces positive results – from siting a power plant in the heart of Madison to implementing innovative renewable energy projects. Working together: it's the way we do business to benefit our customers, our communities and our shareholders.

Gary J. Wolter, Chairman, President and Chief Executive Officer

Four years of best financial results.

MGE Energy produced record earnings of $1.71 per share last year, up 2¢ over our previous record set in 2002. This also marks our fourth consecutive year of achieving the highest earnings in company history.

MGE Energy's operations primarily reflect our utility subsidiary, Madison Gas and Electric Co. (MGE). Our employees worked together to produce outstanding results despite rising costs for health care, electric transmission access and natural gas. We diligently controlled operating costs while providing our customers with highly reliable natural gas and electric service.


Earnings Per Share
$1.48
$1.67
$1.62
$1.69
$1.71
1999
2000
2001
2002
2003

28-year track record for increasing dividends.

Paying dividends is one of our fundamental values. Very few companies can match our track record of increasing dividends each year for 28 years straight and paying cash dividends annually since 1909. We increased the 2003 annual dividend to $1.35 per share, which produced a year-end dividend yield of 4.3%.

A 2003 Mergent's report showed less than 300 companies – out of 11,000 firms nationwide – have increased dividends each year for at least 10 years. MGE Energy is among the elite companies that have rewarded investors through steadily increasing cash returns.

Stock price gains boost total return.

MGE Energy stock closed the year at $31.45, up 17% from year-end 2002. Over the past five years, our stock price rose 38%. Our gain in value outperformed many businesses

"An unwavering focus on our core business and delivering value for investors produced solid financial results." *Gary J. Wolter*

tracked by major indexes including the Dow Jones Industrial Average (DJIA), Nasdaq, Standard & Poor's (S&P) 500 and Dow Jones Utility Average (DJUA).

Our stock price appreciation and annual dividend increases produced a competitive five-year total return. A $100 investment in our company five years ago grew to $183 in 2003, with dividends reinvested. Our compounded annual average return of 12.8% for the past five years surpassed the Edison Electric Institute (EEI) and Russell 2000 indexes. Our five-year total return ranks among the top five mid-small cap electric utilities tracked by the EEI Index.

Financial strength recognized nationally.

An unwavering focus on our core business and delivering value for investors produced solid financial results. MGE Energy's financial strength received an "A" from Value Line, surpassing the electric utility average in our region.

Our primary asset, MGE, maintains the best credit rating of all combination gas and electric utilities in the nation. S&P's AA bond rating reflects strong financial statements, balanced regulation and high performance on key indicators.

Our strong financial position has enabled us to attract competitively priced capital and reward investors through dividend growth.

Prosperous service area contributes to steady growth.

The economic strength of our service area is a major contributor to our financial success. *Business Week* selected Madison as "one of a dozen islands of prosperity" among small cities nationwide. *Forbes* ranked Madison among the five "best places for business and careers" out of 318 metro areas. Our diverse mix of business, industry, government and education contributes to a more stable, recession-resistant economy.

MGE installed a record number of new gas and electric services last year. Compared to 2002, nearly 70% more businesses requested electric service upgrades as they expanded or added new equipment. Nonresidential construction in Dane County reached $522 million last year, nearly matching the record set in 2000. Home sales in the county set an all-time high for the second year in a row. A healthy economy translates into growing energy sales and strong financial results for you.

Dividends Paid Per Share
(rounded)


$1.35
$0.53
1975
2003

1998-2003 Stock Price
(% change at Dec. 31)


38%
MGE Energy
14%
DJIA
-9%
Nasdaq
-10%
S&P 500
-15%
DJUA

1998-2003 Compounded Annual Average Return
(assumes dividends reinvested)


12.80%
MGE Energy
7.13%
Russell 2000
2.95%
EEI Index

High-quality customer service is top priority.

MGE takes pride in delivering reliable energy service at a competitive price. In 2003, our gas costs were among the lowest in the state. The American Gas Association recognized MGE as a top performer in cost-effectively maintaining our system and experiencing very few gas leaks.

On the electric side of the business, proactive maintenance and reserve plans enabled us to meet demand without cutting service to interruptible customers during hot weather.

Our employees also achieved the best safety record in recent company history. MGE's accident rate was significantly below three national indexes.

Major investments will meet customers' needs.

Work is under way on the West Campus Cogeneration Facility. The plant will produce up to 150 megawatts (MW) of electricity for our customers and expand heating and cooling capacity for the University of Wisconsin-Madison. Construction costs are estimated at $180 million.

Breaking ground on this project marked a new milestone in what can be accomplished by working together. Building one facility to meet multiple needs was only possible through a unique community partnership. We listened to neighborhood groups, environmentalists, elected officials and others. The dialogue resulted in even greater environmental protections and new ideas on how to be a good neighbor during construction and operation of the plant.



Leak detection equipment *on an all-terrain vehicle allows Harold Johnson, MGE Lead Leak Survey Serviceman, to inspect gas lines in areas unreachable by truck. The American Gas Association recognized MGE as a leading performer in monitoring and maintaining its gas system.*



MGE installed a large underground transmission line *to bolster reliability on Madison's west side. MGE employees Bart Schley (left), Line and Cable Technician, and Dale Barnes, Line Technician, helped install six miles of electric cable to energize a new substation. Advance planning with local and state agencies, elected officials and area residents ensured timely construction of this vital project. American Transmission Company owns and operates the line.*

The new cogeneration facility will meet only half of our customers' growing demand over the next 10 years. Even with substantial conservation accomplishments, MGE customers use about 3% more electricity each year.

MGE has an option to own or buy up to 100 MW of power from clean coal-fired plants proposed in southeastern Wisconsin. We have requested state approval to participate in this project. A decision is expected in 2004.

Improvements at Blount Station enhance reliability and support growth in downtown Madison. For the 12 months ending March 2003, Blount recorded its highest electric output in recent history. As part of our commitment to superior environmental performance at Blount, we plan to burn more alternate fuel in place of coal starting in 2004. New equipment also will improve emissions monitoring.

Over the next 10 years, MGE will work with American Transmission Co. (ATC) on plans for about $95 million of improvements on the electric transmission system that serves our customers. It is part of ATC's $2.8 billion statewide plan to alleviate constraints and expand transmission capacity. ATC owns and operates transmission facilities in portions of Upper Michigan, Wisconsin and Illinois. As a part-owner in ATC, we earn a return on our investment in ATC's transmission assets.

More wind power planned to meet customer demand.

MGE is taking action to add more wind generation. We have a waiting list of customers who want to buy "green power." Partnering with Wisconsin Public Power Inc. to seek bids should help us obtain better pricing for new wind energy resources. MGE leads the nation's investor-owned utilities with the highest percentage of customers participating in voluntary renewable energy programs.

Working together produces long-term growth for investors.

Over the next 10 years, we plan substantial investments to meet customers' energy needs, maintain reliability and improve service. Investing in assets that meet customers' needs provides a solid foundation for growing shareholder value.

An increasing number of people recognize MGE Energy as a quality investment. Direct stock purchases have more than tripled over the past five years, with the average total monthly investment growing from $276,000 in 1999 to nearly $965,000 in 2003.

Working with customers, communities and other stakeholders allows us to achieve mutual goals and produce solid results for our loyal investors. Thank you for your confidence and support, which help us succeed.

Gary J. Wolter
Chairman, President and Chief Executive Officer

"Working with customers, communities and other stakeholders allows us to achieve mutual goals and produce solid results for our loyal investors."

Gary J. Wolter

MGE Energy Assets
($ millions)


$722
$511
1999
2003

Direct Stock Purchase Growth
Average Total Monthly Investments
($ thousands)


$965
$626
$392
$276
$256
1999
2000
2001
2002
2003



Reliable Service

"MGE's West Campus Cogeneration Facility provides the infrastructure needed to support the state's and university's investment in Wisconsin's future."

Governor Jim Doyle





Unprecedented collaboration *paved the way for Chancellor John Wiley (left), Governor Jim Doyle and MGE Energy Chairman Gary Wolter to break ground for a cogeneration facility on the University of Wisconsin-Madison campus (see architect's rendering at right).*



Growth drives need for cogeneration facility in Madison.

The West Campus Cogeneration Facility will produce up to 150 megawatts of electricity to meet MGE customers' growing demand. The facility also will provide steam heat and chilled water for the University of Wisconsin-Madison campus. The university is about halfway through a 20-year plan to build and upgrade facilities. Expanding the Biotechnology Building *(left)* kicked off the $320 million BioStar Initiative. It will include four new facilities dedicated to biotechnology research, development and education.

"More than 1.8 million square feet of new buildings are planned on campus in the next five years. Without the new cogeneration plant, we would run out of steam heat and chilled water capacity in 2005."

Chancellor John Wiley, University of Wisconsin-Madison

Cogeneration facility provides clean solution for energy needs.

The natural gas-fired West Campus Cogeneration Facility will be one of the cleanest, most efficient plants in the Midwest when it starts operating in 2005. MGE and the University of Wisconsin-Madison worked closely with the community to take steps beyond current regulations to protect the environment.

The City of Madison, environmental groups, a customer organization and a neighborhood association reached agreements with MGE on how the plant will be built and run. The agreements addressed air quality, water use, noise abatement, construction impacts, renewable energy and conservation.



Addressing community concerns *about the cogeneration facility was a top priority for Robert Cramer (left), Administrator – Division of State Facilities; Don Peterson, MGE Executive Director – Energy Products and Services; and Alan Fish, Associate Vice Chancellor – Facilities, University of Wisconsin-Madison.*



Water resource experts *identified innovative ways to meet the needs of MGE's new cogeneration plant while minimizing impacts on the area watershed. MGE also will help Dane County conduct a study to better understand and manage water resources for future generations.*

New infrastructure helps ensure reliability for a growing area.

MGE plans to add generating capacity to meet customers' needs over the next 10 years. Construction is under way on the West Campus Cogeneration Facility, which will meet about half of the new demand. MGE also has an option to own or buy up to 100 MW of power from clean coal-fired plants planned in southeastern Wisconsin.

MGE installed a record number of new electric and natural gas services last year. Business demand for new services was up about 18% compared to 2002. MGE also upgraded nearly 70% more electric commercial services to accommodate business expansions and load growth. Strong demand for electric and gas service boosts MGE's bottom line.



A new natural gas line *increases capacity and improves reliability for the growing Middleton area. MGE Foreman Francis Stanek inspects the new gas line to ensure quality and safety during construction.*

MGE Electric Peak Demand
(megawatts)


695
541
1993
2003

MGE Natural Gas Maximum Daily Sendout
(dekatherms)


183,000
135,000
1993
2003





Technology-focused neighborhood takes shape in Fitchburg.

MGE was instrumental in working with property owners and city officials to identify the best use for prime land in fast-growing Fitchburg. The result is a 120-acre neighborhood that integrates technology-based businesses, housing, recreation and commercial services.

Initial plans for the Fitchburg Technology Campus include more than one million square feet of research and office space. One of the Midwest's first contract biomanufacturing facilities *(similar to inset photo)* is also proposed in this development.

Turning a technology vision into reality *takes a team effort by Mike Zimmerman (left), City of Fitchburg Economic Development Coordinator; Phyllis Wilhelm, MGE Director – Economic Development; Fitchburg Technology Campus President Scott Kelly and Director Dr. Terrence Dolan.*

Economic Growth



Nonresidential construction in Dane County topped $522 million last year, nearly tying the record investment in 2000 *(see chart at far right)*. Home sales in the county surpassed the record set in 2002. Personal income growth in Madison ranked in the top 10% of 318 metro areas nationwide. As a community energy company, MGE takes action to encourage well-planned growth. Steadily rising gas and electric sales help grow the bottom line for investors.

"Madison is an island of economic prosperity. The area's relatively low cost of living, high quality of life and availability of jobs have boosted the local population."

Dr. Sung Won Sohn, Executive Vice President and Chief Economic Officer, Wells Fargo Bank

Helping entrepreneurs turn new ideas into profitable ventures.

Small businesses create 75% of new jobs across the nation. MGE helps fuel this economic engine locally. The MGE Innovation Center is home to about 35 early-stage companies and has "graduated" 10 firms that continue thriving in the Madison area. A recent study shows these firms contribute about $36 million to the Dane County economy each year.

MGE supports several diverse business incubators to foster local growth. In 2003, the MGE Center for Entrepreneurs opened at the T.E.C. Center Incubator in Madison to help new businesses create quality jobs and grow.



***The MGE Center for Entrepreneurs** stimulates "home-grown" businesses with support from Jill French, Director, Wisconsin Women's Business Initiative Corp.; Jim Mohrbacher (center), MGE Business Development Manager; and Ed Clarke, Vice President of Strategic Innovation, Madison Area Technical College.*



***Quantum Devices** Chairman of the Board Ron Ignatius (right) and Randy Popp, MGE Senior Engineer, examine a light-emitting device NASA used in space shuttle missions.*

Energy-saving financing program stimulates growth.

Quantum Devices was awarded nearly $700,000 in federal grants last year to explore medical uses for its light-emitting diode (LED) devices. An MGE Shared Savings loan in 1997 helped this area firm install an efficient clean room, which was essential for developing its LED technology.

In the past decade, MGE partnered with more than 200 customers through its Shared Savings Program. More than $20 million in energy-saving improvements have helped customers cut costs and improve profitability. Businesses repay these loans with savings in their energy budgets.



"We need to work in a place that fosters innovation and creativity – one that helps us grow our ideas and compete in a global economy. With support from MGE and Madison Area Technical College, the T.E.C. Center Incubator provides the flexibility and resources needed to make the inventing process easier."

Dan Costello, President of Acumium, an e-business and technology consulting firm

Nonresidential Construction in Dane County
($ millions)



$522
$249
1994
2003

"Over the past five years, MGE's use of renewable energy and alternate fuels has reduced emissions, replaced about 152,300 tons of coal and saved more than 5.6 million cubic feet of landfill space."

Mike Ricciardi
Senior Director
MGE Safety and Environmental Affairs





Courtesy: Strang Inc.

***A photovoltaic canopy** will span nine parking stalls in downtown Madison (inset right). Dave Toso (left), MGE Senior Engineer, and Jim Whitney, AIA, City of Madison Architect, helped design this unique structure.*


MGE Renewable & Alternate Energy Generation*
(total megawatt-hours)
244,400
55,700
1994–1998
1999–2003
* Electricity produced from methane gas; wind and solar power; and pre-consumer waste paper and plastic.

Capturing the power of renewable energy.

MGE is testing seven photovoltaic (PV) technologies at 18 sites in its service area. One of its largest PV installations *(above)* will start operating in downtown Madison in spring 2004. MGE evaluates each system's performance to find cost-effective ways to serve customers with clean energy from the sun.

MGE also plans to add more wind capacity in 2005. MGE teamed up with Wisconsin Public Power Inc. in 2003 to seek proposals for new wind generation. Our joint buying power should help reduce the cost of wind power for MGE customers.

MGE ranks No. 1 in the nation among investor-owned utilities for the percentage of customers *(3.9%)* participating in voluntary renewable energy programs. Customer demand for wind energy exceeds production at MGE's 11-MW wind farm in northeastern Wisconsin.



***Designing and advocating** for an innovative photovoltaic structure in downtown Madison required the creativity and persistence of Paul Raisleger, Architect, Strang Inc.; Cathy Berklund, MGE Sales Services Director; and Linda Grubb, Director – Building Inspection Unit, City of Madison.*



Environmental Responsibility

New technology sends clean water to nearby lake.

MGE takes seriously its responsibility to find new ways to protect natural resources. The utility voluntarily installed an innovative system that filters stormwater runoff from a parking lot in downtown Madison. The new system helps prevent debris, toxins and nutrients from reaching nearby Lake Monona. The Wisconsin Department of Natural Resources, U.S. Geological Survey and U.S. Forest Products Research Lab are partners in this demonstration project.



Installing one of the first *StormFilter™ systems in Wisconsin involved collaboration between Jim Montgomery (left), MGE Senior Director – Facilities Management, and Roger Bannerman, Environmental Specialist, Wisconsin Department of Natural Resources.*

"MGE is leading by example with a state-of-the-art filtration system that removes contaminants from stormwater runoff. Results from this demonstration project could encourage greater use of this kind of advanced technology."

Roger Bannerman (right)
Environmental Specialist
Wisconsin Department of Natural Resources

MGE requires mercury-free transmitters on customers' meters.

MGE is the first investor-owned gas and electric utility in the nation reading all meters using an automated meter reading (AMR) system. MGE insisted its AMR equipment supplier develop mercury-free transmitters to protect the environment. The transmitters are attached to 250,000 customer meters. This new system improves customer service and meter-reading efficiency and accuracy.


Madison Gas and Electric

Mercury-free transmitters *on customers' meters allow Gary Brockmann, MGE Field Inspector, to obtain meter readings from several blocks at once while driving a specially equipped vehicle.*

Vibrant Communities



Madison ranks as the 5th best place in the nation for business and careers out of 318 metro areas. Education, job growth, affordable housing, crime rates and cost of doing business weighed heavily in the ranking.

Forbes, May 2003



Yahara River View Apartments *(inset above) provides 60 energy-efficient, affordable apartments in Madison. An MGE grant for high-efficiency technologies helps improve comfort for residents including Mark Damon and Phoebe Hefko, Live-in Support Worker for Create-Ability, Inc.*

Educational outreach targets youth and growing businesses.

Education is the key to success – from developing skilled workers who help fuel business growth to teaching youth about energy safety and conservation. MGE reaches thousands of students each year through classroom programs and energy curriculum. Last year, we sponsored the first Career Skills Expo in Dane County. We also co-sponsor a new *Business Solutions* series to help high-tech firms handle rapid growth. And MGE supports educational efforts to help people make informed decisions about energy issues.



Encouraging energy conservation and environmental responsibility *– that's the goal of MGE's MaGicEnergy™ show featuring Dr. Bob Kann (right), Education Specialist.*

Neighborhood initiatives enhance quality of life.

MGE spearheaded developing a neighborhood-based environmental program after a popular national effort ended. The City of Madison, Dane County and other groups helped make it possible to launch local Environmental Action Teams (EnAct). EnAct teaches people how to make changes in their daily lives to save energy and water, reduce waste and increase recycling.

MGE also joined forces with Wisconsin's Focus on Energy and Common Wealth Development to improve energy efficiency in Yahara River View Apartments in Madison. MGE's Neighborhood Revitalization Grant of more than $86,000 helped install high-efficiency windows, lighting, appliances, insulation and boilers. Residents benefit from greater comfort and energy savings that could exceed 25%. Since 1998, more than $500,000 in MGE revitalization grants have improved energy efficiency in five major neighborhood projects.



Building energy efficiency *into the Yahara River View Apartments required the teamwork of Andrew Price (left), Project Manager, Focus on Energy; Marianne Morton, Director, Common Wealth Development Corp.; and Mark Faultersack, MGE Residential Services Manager.*


256-3710

United Way's Day of Caring *connected MGE volunteers with the Women's Transit Authority (WTA) of Madison. MGE employees Barbara Brown, Advanced Administrative Support Specialist, and John Kilsdonk, Gas Systems Planning Manager, transported WTA clients for a day. As one of the top 10 contributors to United Way of Dane County, MGE helps organizations address some of the most pressing needs in area communities.*

Making a difference in our communities.

MGE touches the lives of thousands of area residents each year through volunteer time and financial support. It's the power of working with local organizations. Together, we provide a critical safety net and improve the qualities that attract people to our communities.

In 2003, MGE employees, retirees and the company donated more than $188,000 to United Way of Dane County. A team of MGE walkers raised $9,000 for the March of Dimes. MGE employees volunteered in classrooms, through civic groups and on boards that strive to create jobs and sustain a healthy economy. Enhancing customers' lives and supporting economic growth helps MGE produce competitive returns for you.



An MGE Minority Scholarship *helped motivate Theresa Canlas to earn her degree in nursing. MGE has awarded nearly $200,000 in minority scholarships since 1988.*

Area Rankings

Madison ranks 3rd in the nation for best-educated work force.

Expansion Management, May 2003

•

Madison ranks 3rd among America's perfect places to live.

Fine Living Network, October 2003

•

Madison is the "Friendliest Town" in the Midwest.

Midwest Living, June 2003



Consolidated Statements of Income

MGE ENERGY

For the years ended December 31 *(Thousands, except per-share amounts)*	2003	2002	2001
Operating Revenues	$ 401,547	$ 347,096	$ 333,711
Operating Expenses			
Fuel for electric generation	41,557	38,210	40,299
Purchased power	49,521	44,607	18,310
Natural gas purchased	104,066	73,412	86,035
Other operations and maintenance	111,636	92,514	94,037
Depreciation and amortization	23,344	29,362	35,659
Other general taxes	11,592	10,861	10,864
Total Operating Expenses	341,716	288,966	285,204
Operating Income	59,831	58,130	48,507
Other income	2,486	2,335	8,585
Interest expense	(11,776)	(12,545)	(13,789)
Income before income taxes	50,541	47,920	43,303
Income tax provision	(19,901)	(18,727)	(15,941)
Income before cumulative effect of a change in accounting principle	30,640	29,193	27,362
Cumulative effect of a change in accounting principle, net of tax benefit of $78	—	—	(117)
Net Income	$ 30,640	$ 29,193	$ 27,245
Earnings Per Share of Common Stock – Basic and Diluted:			
Income before cumulative effect of a change in accounting principle	$ 1.71	$ 1.69	$ 1.63
Cumulative effect of a change in accounting principle	—	—	(.01)
Net Income	$ 1.71	$ 1.69	$ 1.62
Dividends Paid Per Share of Common Stock	$ 1.35	$ 1.34	$ 1.33
Average Shares Outstanding – Basic and Diluted	17,894	17,311	16,819

For detailed financial information, see the 2003 MGE Energy Form 10-K.

Consolidated Statements of Cash Flows

MGE ENERGY.

For the years ended December 31 *(Thousands)*	2003	2002	2001
Operating Activities			
Net income	$ 30,640	$ 29,193	$ 27,245
Items not affecting cash:			
Depreciation and amortization	23,344	29,362	35,659
Deferred income taxes	13,075	3,629	11,601
Amortization of nuclear fuel	—	—	1,649
Amortization of investment tax credits	(516)	(520)	(849)
Equity in earnings in ATC	(3,687)	(3,316)	(3,345)
Cumulative effect of a change in accounting principle, net of tax benefit of $78	—	—	117
Other items	(514)	(380)	(385)
Dividend income from ATC	2,640	2,714	1,630
Collateral to ATC	5,000	(5,000)	—
Changes in working capital, excluding cash and cash equivalents, current long-term debt maturities and short-term debt:			
Decrease/(increase) in current assets	(13,106)	(13,170)	13,892
Increase/(decrease) in current liabilities	6,506	13,486	(9,183)
Other noncurrent items, net	5,220	248	(4,044)
Cash Provided by Operating Activities	68,602	56,246	73,987
Investing Activities			
Capital expenditures	(82,970)	(77,001)	(41,966)
Advance to ATC related to WCCF	(9,223)	(1,281)	—
Increase in nuclear decommissioning fund	—	(7,804)	(8,931)
Capital distribution from ATC	—	—	15,000
Sale of interest in nuclear plant	—	—	15,381
Purchase of gas service territory	—	(78)	(3,800)
Other	(1,281)	(545)	(537)
Cash Used for Investing Activities	(93,474)	(86,709)	(24,853)
Financing Activities			
Issuance of common stock	23,162	13,597	10,879
Cash dividends paid on common stock	(24,137)	(23,170)	(22,341)
Long-term debt maturities/redemptions	(20,000)	(20,000)	(6,075)
Issuance of long-term debt	50,000	35,000	—
Increase/(decrease) in short-term debt	(2,618)	24,798	(34,500)
Other	(200)	484	697
Cash Provided by/(Used for) Financing Activities	26,207	30,709	(51,340)
Change in Cash and Cash Equivalents	1,335	246	(2,206)
Cash and cash equivalents at beginning of period	685	439	2,645
Cash and cash equivalents at end of period	$ 2,020	$ 685	$ 439

For detailed financial information, see the 2003 MGE Energy Form 10-K.

Consolidated Balance Sheets

MGE ENERGY

At December 31 *(Thousands)*	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$ 2,020	$ 685
Restricted cash	3,364	2,313
Accounts receivable, less reserves of $2,735 and $2,659, respectively	37,713	36,275
Unbilled revenues	21,644	18,539
Materials and supplies, at lower of average cost or market	7,851	8,147
Fossil fuel, at lower of average cost or market	5,054	5,213
Stored natural gas, at lower of average cost or market	18,598	12,948
Prepaid taxes	14,063	10,827
Other prepayments	2,156	2,024
Total Current Assets	112,463	96,971
Deferred Charges	40,420	29,653
Property, Plant and Equipment, Net	449,022	421,375
Construction work in progress	88,489	47,539
Nuclear decommissioning fund	—	8,782
Total Property, Plant and Equipment	537,511	477,696
Other Property and Investments	31,293	35,493
Total Assets	$ 721,687	$ 639,813
Liabilities and Capitalization		
Current Liabilities		
Long-term debt due within one year	$ 20,000	$ —
Short-term debt – commercial paper	31,680	34,298
Accounts payable	35,043	31,999
Accrued interest	2,968	3,161
Other current liabilities	15,874	11,089
Total Current Liabilities	105,565	80,547
Other Credits		
Deferred income taxes	75,525	62,450
Investment tax credit – deferred	4,891	5,407
Regulatory liabilities	34,469	33,561
Other deferred liabilities	35,963	38,329
Total Other Credits	150,848	139,747
Capitalization		
Common shareholders' equity	263,070	227,370
Long-term debt	202,204	192,149
Total Capitalization	465,274	419,519
Commitments and Contingencies	—	—
Total Liabilities and Capitalization	$ 721,687	$ 639,813

For detailed financial information, see the 2003 MGE Energy Form 10-K.

Consolidated Statements of Capitalization

At December 31 *(Thousands)*	2003	2002
Common Shareholders' Equity		
Common stock – par value $1 per share:		
Authorized 50,000,000 shares		
Outstanding 18,343,913 and 17,574,796 shares, respectively	$ 18,344	$ 17,575
Additional paid-in capital	168,574	146,181
Retained earnings	79,542	73,039
Accumulated other comprehensive loss	(3,390)	(9,425)
Total Common Shareholders' Equity	263,070	227,370
First Mortgage Bonds		
7.70%, 2028 Series	$ 1,200	$ 21,200
Other Long-Term Debt		
Variable rate, due 2004	$ —	$ 15,000
6.91%, due 2004	—	5,000
7.49%, due 2007	15,000	15,000
6.02%, due 2008	30,000	30,000
4.875% 2012 Series, Industrial Development Revenue Bonds	19,300	19,300
5.875% 2034 Series, Industrial Development Revenue Bonds	28,000	28,000
6.58%, due 2012	15,000	15,000
5.26%, due 2017	20,000	20,000
7.12%, due 2032	25,000	25,000
6.12%, due 2028	20,000	—
5.68%, due 2033	30,000	—
Total Other Long-Term Debt	202,300	172,300
Unamortized Discount and Premium on Bonds, Net	(1,296)	(1,351)
Total Long-Term Debt	202,204	192,149
Total Capitalization	$ 465,274	$ 419,519

For detailed financial information, see the 2003 MGE Energy Form 10-K.

Corporate Leadership

Directors of MGE Energy and MGE



Vice Chairman David C. Mebane plans to retire from the board and its committees at the 2004 Annual Meeting. He served as a director since 1984. The former Chairman, President and Chief Executive Officer joined MGE as Corporate Attorney in 1977.



Richard E. Blaney
Retired President
Richard Blaney Seeds Inc.
Age 67
Director since 1974



John R. Nevin
Executive Director, Center for Product Management; Executive Director, Grainger Center for Supply Chain Management; and Professor, School of Business, University of Wisconsin-Madison
Age 60
Director since 1998



F. Curtis Hastings
Chairman
J. H. Findorff & Son, Inc.
Commercial and industrial general contractors
Age 58
Director since 1999



Donna K. Sollenberger
President and Chief Executive Officer
University of Wisconsin Hospitals and Clinics
Age 54
Director since 2000



Regina M. Millner
President
R.M.M. Enterprises Inc.
Attorney, analyst and broker
Age 59
Director since 1996



H. Lee Swanson
Chairman of the Board and President, SBCP Bancorp, Inc., and Chairman of the Board, State Bank of Cross Plains
Age 65
Director since 1988



Frederic E. Mohs
Partner
Mohs, MacDonald, Widder & Paradise, Attorneys at Law
Age 66
Director since 1975



Gary J. Wolter
Chairman, President and Chief Executive Officer
MGE Energy, Inc. and Madison Gas and Electric Co.
Age 49
Director since 2000

Audit Committee
Directors Blaney, Hastings, Millner, Mohs, Nevin, Sollenberger and Swanson.

Compensation Committee
Directors Blaney, Mohs and Swanson.

Executive Committee
Directors Blaney, Mohs, Swanson and Wolter.

Personnel Committee
Directors Hastings, Millner, Mohs, Nevin and Sollenberger.

Note: Ages as of Dec. 31, 2003.

Officers of MGE Energy and MGE



Gary J. Wolter*
Chairman, President and Chief Executive Officer
Age 49
Years of Service, 19



Terry A. Hanson*
Vice President, Chief Financial Officer and Secretary
Age 52
Years of Service, 22



Jeffrey C. Newman*
Vice President and Treasurer
Age 41
Years of Service, 19



Lynn K. Hobbie
Senior Vice President
Age 45
Years of Service, 18



Mark T. Maranger
Senior Vice President
Age 55
Years of Service, 2



Thomas R. Krull
Group Vice President
Age 54
Years of Service, 31



James G. Bidlingmaier
Vice President – Administration and Chief Information Officer
Age 57
Years of Service, 31



Kristine A. Euclide
Vice President and General Counsel
Age 51
Years of Service, 2



Scott A. Neitzel
Vice President – Energy Supply Policy
Age 43
Years of Service, 6



Peter J. Waldron
Vice President – Energy Supply Operations
Age 46
Years of Service, 23



Gregory A. Bollom
Assistant Vice President – Energy Planning
Age 43
Years of Service, 21



Joseph P. Pellitteri
Assistant Vice President – Human Resources
Age 55
Years of Service, 4



John M. Yogerst
Assistant Vice President – Gas Operations
Age 46
Years of Service, 23

* *Officers of MGE Energy and MGE. All others are MGE officers.*
Note: Ages and years of service as of Dec. 31, 2003.

Shareholder Information

2004 Annual Shareholder Meeting

Tuesday, May 11, 2004
Marriott Madison West
1313 John Q. Hammons Drive
Greenway Center
Middleton, Wis.

Stock Listing

- MGE Energy common stock trades on the Nasdaq National Stock Market®
- Stock symbol: MGEE
- Listed in newspaper stock tables as MGE or MGE Engy

Shareholder Services



Shareholder Services: (from left) Lynne Harper, Katherine Grunke, Ken Frassetto, Jerilyn Geishirt, Linda Carignan.

We welcome calls from shareholders.
Please notify us promptly if:

- A stock certificate is lost or stolen.
- A dividend check or statement is not received within 10 days of the scheduled payment date.
- Your name or address changes.

Reports Available

More financial information is available upon request or on the company's Web site, including:

- Form 10-K *(filed with the Securities and Exchange Commission).*
- A Statistical Supplement to this annual report.

National Association of Investors Corporation

NAIC® MGE Energy is a corporate sponsor of the NAIC and participates in a number of programs including the Low Cost Investment Plan, Investor's Information Report (Green Sheet), Own Your Own Shares of America and regional investor fairs. Web Address: www.betterinvesting.org.

Dividend Reinvestment and Direct Stock Purchase Plan

MGE Energy's Dividend Reinvestment and Direct Stock Purchase Plan allows investors to:

- Buy common stock directly through the company.
- Reinvest dividends or receive cash payments.
- Deposit certificates for safekeeping.

2004 Expected Record and Dividend Payment Dates

MGEE Common Stock	
Record Dates	Payment Dates
March 1	March 15
June 1	June 15
September 1	September 15
December 1	December 15

For Assistance and Transfer Agent Inquiries

Contact MGE Energy Shareholder Services by phone, mail or e-mail.

E-mail:	investor@mgeenergy.com
Web Address:	www.mgeenergy.com
Madison Area:	(608) 252-4744
Continental U.S.:	1-800-356-6423
Business Hours:	8:00 a.m. to 4:30 p.m. *(Central Time)* Monday through Friday
Mailing Address:	MGE Energy Shareholder Services Post Office Box 1231 Madison, WI 53701-1231
Location:	133 South Blair Street Madison, WI 53703

Co-Transfer Agent & Registrar

Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004

Independent Accountant

PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, IL 60606

This report is printed on recycled paper.

MGE Energy Corporate Profile

MGE Energy is the parent company of Madison Gas and Electric Co. (MGE), which serves natural gas and electric customers in south-central and western Wisconsin. MGE has served the Madison area since 1896.

MGE Electric Services

Generation and Distribution
Customers: 132,000
Population: 279,000
Area: 250 square miles

Communities served: Cross Plains, Fitchburg, Madison, Middleton and Monona.

Generating facilities: Blount Station and several combustion turbines at Madison, the Columbia Energy Center at Portage, a natural gas combustion turbine at Marinette and the MGE Wind Farm in Kewaunee County.

MGE Natural Gas Services

Purchase and Distribution
Customers: 129,000
Population: 393,000
Area: 1,375 square miles

Counties served: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon.



MGE Gas/Electric Service
MGE Gas Service
MGE Combustion Turbine
MGE Wind Farm
Elroy
Viroqua
Columbia Plant
Prairie du Chien
Madison
Elroy Gas Co.
Viroqua Gas Co.
Viroqua Gas Co.
Wisconsin River
Prairie du Chien Gas Co.
Mississippi River
0 5 10 15 20
1" = 20 miles
Lodi
DeForest
Waunakee
Mazomanie
Arena
Black Earth
Cross Plains
Middleton
Madison
Monona
Barneveld
Ridgeway
Mount Horeb
Verona
Fitchburg
McFarland

Learn more about MGE Energy at **www.mgeenergy.com**



mge ENERGY
Madison Gas and Electric Co. Est. 1896
MGE Power LLC Est. 2002
MGE Construct LLC Est. 2002
Central Wisconsin Development Corp. Est. 1986
MAGAEL, LLC Est. 1973
Divisions
Viroqua Gas Co. Acq. 1992
Elroy Gas Co. Acq. 1993
Prairie du Chien Gas Co. Acq. 2001
MGE Power West Campus, LLC Est. 2003

MGE ENERGY®
www.mgeenergy.com

P.O. Box 1231
Madison, WI 53701-1231